U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

On March 15, 2023, Recon Technology, Ltd (the “Company”) and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 8,827,500 Class A ordinary shares, par value $0.0925 per share (the “Ordinary Shares”) and 1,175,000 pre-funded warrants (the “Pre-Funded Warrants”) to purchase ordinary shares in a registered direct offering, and warrants to purchase up to 10,002,500 Class A Ordinary Shares (the “Warrants”) in a concurrent private placement, for gross proceeds of approximately $8.0 million (the “Offering”) before deducting the placement agent’s fees and other estimated offering expenses.

We offered Pre-Funded Warrants to purchase ordinary shares to those purchasers in lieu of ordinary shares that would otherwise result in such purchasers’ beneficial ownership exceeding 9.99% (or such lesser percentage as required by the investors) of our outstanding shares. The purchase price of each Pre-Funded Warrant equals the price per share at which the ordinary shares are being sold in this offering, minus $0.01, and the exercise price of each Pre-Funded Warrant is $0.01 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

The Warrants will be exercisable immediately upon the date of issuance and have an exercise price of $0.80. The Warrants will expire 5.5 years from the date of issuance. The purchase price for each Share with the corresponding Warrant is $0.80 and the purchase price for each Pre-Funded Warrant with the corresponding Warrant is $0.79. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits or certain adjustments upon issuances of ordinary shares including the issuance of options and convertible securities. In the event of a Fundamental Transaction, as described in the Warrants, the investors may be entitled to require the Company to repurchase the Warrants for the Black Scholes Value or to permit the investor to obtain an equivalent warrant interest in the successor company.

The Company agreed in the Purchase Agreement that it would not issue any Ordinary Shares (or Ordinary Shares equivalents) until the later of (x) ninety (90) calendar days after the closing date of the Offering and (y) earlier of (i) thirty (30) calendar days following the date on which the Resale Registration Statement (as defined below) is declared effective, or (ii) seven (7) months following March 15, 2023 subject to certain exceptions including, without limitation, issuances of restricted securities to consultants or employees of the Company, share option grants and issuances pursuant to existing outstanding securities and issuance in connection with strategic acquisition. The Company also agreed in the Purchase Agreement that it would file with the U.S. Securities and Exchange Commission a registration statement on Form F-3 (or such other form as the Company is then eligible to use) (the “Resale Registration Statement”) as soon as practicable (and in any event within 45 calendar days of the closing of the Offering) providing for the resale by the Purchasers of the Ordinary Shares issuable upon exercise of the Warrants, and that it would use commercially reasonable efforts to cause such registration statement to become effective within 120 days following the closing of the Offering. Ordinary share purchase warrants to purchase an aggregate of 7,950,769 ordinary shares previously issued by the Company to certain institutional investors on June 16, 2021 had the exercise price reduced to $0.80 in connection with this Offering if such investors participate in this offering. A sticker amendment will be filed to effectuate the reduced exercise price of $0.80 from $6.24.

The Company currently intends to use the net proceeds from the Offering for working capital and capital expenditure purposes. The Offering closed on March 17, 2023.

The Company also entered into a placement agency agreement dated March 15, 2023 (the “Placement Agency Agreement”) with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent for certain expenses, including for fees and expenses related to legal expenses limited to $50,000.

Pursuant to the Purchase Agreement, the officers and directors of the Company entered into lock-up agreements pursuant to which these persons have agreed that they will not, for a period of 60 days following the closing of the Offering, subject to certain exceptions, offer, sell or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition, whether by actual disposition or effective economic disposition due to cash settlement or otherwise) or transfer any securities of the Company owned by them as of the date of the closing of the Offering or acquired during such lock-up period.

A copy of the Placement Agency Agreement, form of the Purchase Agreement, form of Pre-Funded Warrant, and form of Warrant are attached hereto as Exhibits 1.1, 1.1, 4.1 and 4.2, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Placement Agency Agreement, the Purchase Agreement, the Pre-Funded Warrant and the Warrant are subject to, and qualified in their entirety by, such documents.

On March 15, 2023, the Company issued a press release announcing the pricing and on March 17, 2023, the Company issued a press release announcing the closing of the Offering. Copies of both press releases are attached hereto as Exhibit 99.1 and 99.2 and are incorporated herein by reference.

The sale and offering of the Shares and the Pre-Funded Warrants were effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-268657) (the “Registration Statement”). The Warrants and ordinary shares underlying the Warrants were offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
1.1	Placement Agency Agreement, dated March 15, 2023, between the Company and Maxim Group LLC
1.2	Form of Securities Purchase Agreement, dated March 15, 2023, between the Company and the Purchasers
4.1	Form of Pre-Funded Warrant
4.2	Form of Warrant
5.1	Opinion of Campbells LLP
5.2	Opinion of Kaufman & Canoles, P.C.
99.1	Press Release dated March 15, 2023
99.2	Press Release dated March 17, 2023

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RECON TECHNOLOGY, LTD

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer)

Dated: March 17, 2023